FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2024
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Semi-annual Securities Report for The Six-month Period with the Director of the Kanto Local Finance Bureau in Japan on October 31, 2024. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Semi-annual Securities Report For The Six-month Period Ended September 30, 2024
99.1	Financial Appendix (incorporated by reference to Exhibit 99.1 to Form 6-K of the Registrant, filed on October 31, 2024)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 31, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Translation for reference purpose only

Semi-annual Securities Report
(The semi-annual of 148th Business Term)
for The Six-month Period Ended September 30, 2024
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

Translation for reference purpose only

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[Cover]
[Document Filed]	Semi-annual Securities Report
[Applicable Law]	Item 1 of the table in Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	October 31, 2024
[Fiscal period]	The semi-annual of 148th Business Term (from April 1, 2024 to September 30, 2024)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

Translation for reference purpose only

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Six-month period ended September 30,	Six-month period ended September 30,	For the year ended March 31,
Term	2023	2024	2024
Revenue	2,101,707	2,384,028	4,263,762
Profit before tax	39,053	255,976	52,791
Net profit for the period	41,436	187,406	144,197
Net profit attributable to owners of the Company	41,365	187,294	144,067
Total comprehensive income (loss) for the period	824,964	(239,979)	1,139,206
Total equity	7,071,024	6,921,597	7,274,005
Total assets	14,871,889	14,573,000	15,108,792
Basic earnings per share (JPY)	26.51	118.85	92.09
Diluted earnings per share (JPY)	26.29	117.11	91.16
Ratio of equity attributable to owners of the Company to total assets (%)	47.5	47.5	48.1
Net cash from operating activities	291,305	451,267	716,344
Net cash used in investing activities	(327,109)	(231,824)	(463,862)
Net cash from (used in) financing activities	(198,433)	206,336	(354,416)
Cash and cash equivalents at the end of the period	318,051	859,015	457,800
(Note 1)    All amounts shown are rounded to the nearest million JPY.
(Note 2)    The key consolidated financial data for the year ended March 31, 2024 is based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The key consolidated financial data for the six-month period ended September 30, 2023 and 2024 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

2. Business Overview
There has been no significant change in our business for the six-month period ended September 30, 2024.
As of September 30, 2024, Takeda consisted of 185 entities comprised of 166 consolidated subsidiaries (including partnerships), 18 associates accounted for using the equity method, and Takeda Pharmaceutical Company Limited. There has been no significant change in our group companies for the six-month period ended September 30, 2024.
(Note) Associates include a joint venture.

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II. Operating and Financial Review
1. Risk Factors
There were no new risk factors identified for the six-month period ended September 30, 2024 as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2024 which was filed in Japan.
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to September 30, 2024)

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% Change	% Change
Revenue	2,101.7	2,384.0	282.3	13.4%	5.0%
Cost of sales	(664.7)	(781.3)	(116.6)	17.5%	9.2%
Selling, general and administrative expenses	(501.1)	(538.3)	(37.2)	7.4%	(0.4)%
Research and development expenses	(346.7)	(344.0)	2.7	(0.8)%	(8.3)%
Amortization and impairment losses on intangible assets associated with products	(369.7)	(305.2)	64.4	(17.4)%	(23.9)%
Other operating income	9.9	13.9	4.1	41.1%	32.9%
Other operating expenses	(110.2)	(78.5)	31.7	(28.8)%	(35.2)%
Operating profit	119.2	350.6	231.3	194.0%	173.1%
Finance income and (expenses), net	(81.8)	(93.4)	(11.6)	14.1%	10.3%
Share of profit (loss) of investments accounted for using the equity method	1.6	(1.2)	(2.9)	―	―
Profit before tax	39.1	256.0	216.9	555.5%	500.1%
Income tax (expenses) benefit	2.4	(68.6)	(71.0)	―	―
Net profit for the period	41.4	187.4	146.0	352.3%	306.2%
Net profit for the period attributable to owners of the Company	41.4	187.3	145.9	352.8%	306.6%
In this section, when comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change” in Core Results (April 1 to September 30, 2024).
Revenue
Revenue for the six-month period ended September 30, 2024 was JPY 2,384.0 billion (JPY +282.3 billion and +13.4% AER, +5.0% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”), Gastroenterology (“GI”), Oncology, Rare Diseases and Vaccines. The increase of these business areas was offset in part by a decrease in Neuroscience. The decrease in Neuroscience, which was partially mitigated by favorable foreign exchange rates, was largely attributable to continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S., which began following loss of exclusivity in August 2023. In addition, revenue outside of our six key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 5.8 billion (JPY -17.8 billion and -75.4% AER, -75.4% CER) following the entry of generic competitors in Japan beginning in June 2023.

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Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
Revenue:			Amount of Change	% Change	% Change
Japan	228.5	216.4	(12.2)	(5.3)%	(5.6)%
United States	1,104.8	1,247.6	142.8	12.9%	3.1%
Europe and Canada	460.0	533.0	73.0	15.9%	6.1%
Asia (excluding Japan)	123.3	140.0	16.7	13.6%	6.4%
Latin America	92.1	132.5	40.5	44.0%	36.4%
Russia/CIS	31.1	43.0	11.9	38.2%	31.1%
Other*1	62.0	71.6	9.6	15.5%	7.8%
Total	2,101.7	2,384.0	282.3	13.4%	5.0%
*1 Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
Revenue:			Amount of Change	% Change	% Change
GI	596.9	695.2	98.3	16.5%	7.6%
Rare Diseases	340.9	388.7	47.8	14.0%	5.3%
PDT	430.2	535.7	105.5	24.5%	14.3%
Oncology	225.2	285.0	59.8	26.6%	18.7%
Vaccines	17.8	38.1	20.3	114.0%	107.0%
Neuroscience	330.7	314.6	(16.1)	(4.9)%	(12.3)%
Other	160.1	126.8	(33.2)	(20.8)%	(24.9)%
Total	2,101.7	2,384.0	282.3	13.4%	5.0%

Year-on-year change in revenue for this six-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 695.2 billion (JPY +98.3 billion and +16.5% AER, +7.6% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 473.2 billion (JPY +81.5 billion and +20.8% AER, +10.7% CER). Sales in the U.S. were JPY 326.6 billion (JPY +55.5 billion and +20.5% AER). The increase was due to favorable foreign exchange rates, increased demand in the first line biologic inflammatory bowel disease (“IBD”) population and initial patient gains after the launch of the subcutaneous formulation. Sales in Europe and Canada were JPY 112.5 billion (JPY +20.5 billion and +22.3% AER). The increase was primarily due to new patient gains by an increased use of the subcutaneous formulation and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 73.3 billion (JPY +14.4 billion and +24.4% AER, +14.6% CER). The increase was primarily due to increased demand in the U.S., expansion activities (pediatric indication label expansion), and favorable exchange rates.

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Rare Diseases
In Rare Diseases, revenue was JPY 388.7 billion (JPY +47.8 billion and +14.0% AER, +5.3% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 111.0 billion (JPY +24.0 billion and +27.5% AER, +16.7% CER). The increase was primarily due to higher demand in the U.S., Europe and Canada, and favorable foreign exchange rates.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 53.1 billion (JPY +7.4 billion and +16.3% AER, +8.0% CER). The increase was primarily due to favorable foreign exchange rates, and strong demand in the Growth and Emerging Markets.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 15.5 billion (JPY +7.2 billion and +86.2% AER, +70.5% CER). The increase was primarily attributable to strong market penetration and successful launch performance in the U.S., complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of enzyme replacement therapy REPLAGAL (for Fabry disease) were JPY 41.3 billion (JPY +5.1 billion and +14.1% AER, +6.9% CER). The increase was due to increased demand in the Growth and Emerging Markets, complemented by favorable foreign exchange rates.
PDT
In PDT, revenue was JPY 535.7 billion (JPY +105.5 billion and +24.5% AER, +14.3% CER).
Aggregate sales of immunoglobulin products were JPY 391.0 billion (JPY +81.9 billion and +26.5% AER, +15.9% CER). Sales of each of our three global immunoglobulin brands experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 70.3 billion (JPY +11.4 billion and +19.3% AER, +11.0% CER). The increase was primarily driven by strong albumin demand in China, complemented by favorable foreign exchange rates.
Oncology
In Oncology, revenue was JPY 285.0 billion (JPY +59.8 billion and +26.6% AER, +18.7% CER).
Sales of FRUZAQLA (for colorectal cancer), which was first launched in the U.S. in November 2023, followed by several other countries, were JPY 23.1 billion.
Sales of ADCETRIS (for malignant lymphomas) were JPY 68.2 billion (JPY +14.0 billion and +25.7% AER, +17.4% CER). The increase was led by strong demand in the Growth and Emerging Markets, Europe and Canada, as well as favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, etc.) were JPY 60.4 billion (JPY +11.7 billion and +23.9% AER, +18.7% CER). The increase was due to the sales increase in the U.S, and favorable foreign exchange rates.
Sales of ICLUSIG (for leukemia) were JPY 35.4 billion (JPY +8.4 billion and +30.9% AER, +19.9% CER). The increase was due to steady growth in the U.S., complemented by U.S. regulatory approval of a new indication of newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy in March 2024, as well as favorable foreign exchange rates.

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Vaccines
In Vaccines, revenue was JPY 38.1 billion (JPY +20.3 billion and +114.0% AER, +107.0% CER).
Sales of QDENGA (for dengue) were JPY 19.9 billion (JPY +17.9 billion and +927.6% AER, +863.1% CER). The increase was due to the expansion of QDENGA availability in endemic countries, now reaching over 20 countries including non-endemic countries.
Sales of other vaccine products in aggregate increased primarily due to the approval of NUVAXOVID, a COVID-19 vaccine for the Omicron JN.1 variant, in Japan in September 2024.

Neuroscience
In Neuroscience, revenue was JPY 314.6 billion (JPY -16.1 billion and -4.9% AER, -12.3% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 203.2 billion (JPY -23.1 billion and -10.2% AER, -17.9% CER). The decrease was due to the multiple generic entrants in the U.S. starting from August 2023, while the growth of the adult market in Europe and favorable foreign exchange rates partially offset the negative impacts.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 64.1 billion (JPY +13.2 billion, and +25.8% AER, +16.1% CER). The increase was due to the sales increase in the U.S.
Sales of ADDERALL XR (for ADHD) were JPY 16.8 billion (JPY -5.8 billion and -25.6% AER, -31.5% CER). The decrease was primarily due to an increase in the availability of generic versions of the instant release formulation marketed by competitors in the U.S., after many months of supply disruptions, which negatively impacted ADDERALL XR.
Cost of Sales
Cost of Sales was JPY 781.3 billion (JPY +116.6 billion and +17.5% AER, +9.2% CER). The increase was primarily due to the depreciation of the Japanese yen and revenue growth in our six key business areas with a change in product mix as compared to the six-month period ended September 30, 2023.
Selling, General and Administrative (SG&A) expenses
SG&A expenses were JPY 538.3 billion (JPY +37.2 billion and +7.4% AER, -0.4% CER). The increase was mainly due to the depreciation of the Japanese yen partially offset by various cost efficiencies.
Research and Development (R&D) expenses
R&D expenses were JPY 344.0 billion (JPY -2.7 billion and -0.8% AER, -8.3% CER). The decrease was mainly due to lower expenses attributable to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) partially offset by the depreciation of the Japanese yen.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 305.2 billion (JPY -64.4 billion and -17.4% AER, -23.9% CER). Amortization expenses increased by JPY 23.6 billion mainly due to the depreciation of the Japanese yen. Impairment losses decreased by JPY 88.0 billion primarily due to higher impairment losses recorded for the six-month period ended September 30, 2023, including JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) and JPY 28.5 billion for EXKIVITY (for non-small cell lung cancer). Impairment losses recorded for the six-month period ended September 30, 2024 includes a full impairment of intangible assets for soticlestat (TAK-935) amounting to JPY 21.5 billion following the results of the phase 3 studies.
Other Operating Income
Other Operating Income was JPY 13.9 billion (JPY +4.1 billion and +41.1% AER, +32.9% CER). The increase was mainly due to a JPY 6.1 billion gain recognized on completion of the sale of TACHOSIL (fibrin sealant patch), including a related manufacturing facility, during the six-month period ended September 30, 2024.
Other Operating Expenses
Other Operating Expenses were JPY 78.5 billion (JPY -31.7 billion and -28.8% AER, -35.2% CER). The decrease was primarily due to higher reserve and provisions for legal proceedings during the six-month period ended September 30, 2023, including those recorded for the supply agreement litigation of AbbVie, Inc. (AbbVie), and favorable impact from reversal of valuation reserve for pre-launch inventories during the six-month period ended September 30, 2024. These decreases were partially offset by an increase in restructuring expenses of JPY 23.1 billion mainly due to the enterprise-wide efficiency program during the six-month period ended September 30, 2024.

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Operating Profit
As a result of the above factors, Operating Profit was JPY 350.6 billion (JPY +231.3 billion and +194.0% AER, +173.1% CER).
Net Finance Expenses
Net Finance Expenses were JPY 93.4 billion (JPY +11.6 billion and +14.1% AER, +10.3% CER). The increase of Net Finance Expenses was primarily due to an impairment loss of JPY 18.3 billion as a result of the classification of Teva Takeda Pharma Ltd. shares to the assets held for sale for the six-month period ended September 30, 2024, partially offset by an increase in interest income.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 1.2 billion (JPY -2.9 billion, compared to Share of Profit of Investments Accounting for Using the Equity Method of JPY 1.6 billion for the six-month period ended September 30, 2023).

Income Tax (Expenses) Benefit
Income Tax Expenses was JPY 68.6 billion (JPY +71.0 billion, compared to Income Tax Benefit of JPY 2.4 billion for the six-month period ended September 30, 2023). The increase was primarily due to a tax expense reduction of JPY 63.5 billion recorded during the six-month period ended September 30, 2023 resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 as well as higher pretax earnings during the six-month period ended September 30, 2024. These increases were partially offset by a decrease in tax expenses from the increase in tax credit recognized during the six-month period ended September 30, 2024.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 187.4 billion (JPY +146.0 billion and +352.3% AER, +306.2% CER) and Net Profit for the Period attributable to owners of the Company was JPY 187.3 billion (JPY +145.9 billion and +352.8% AER, +306.6% CER).

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Core Results (April 1 to September 30, 2024)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (includes in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (includes in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core EPS represents net profit for the year attributable to owners of the Company, adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year, or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry, and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures).
Constant Exchange Rate (“CER”) Change
Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year.
Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business, and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates).
The usefulness of this presentation has significant limitations including, but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do, and therefore such measures may not be directly comparable. Accordingly, CER change at constant exchange rates should not be considered in isolation and is not, and should not be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS. Starting from the quarter ended June 30, 2024, we ceased adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29.

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Results of Core Operations

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% change	% change
Core revenue	2,101.7	2,384.0	282.3	13.4%	5.0%
Core operating profit	588.8	719.9	131.2	22.3%	12.9%
Core net profit for the period	407.8	489.2	81.4	20.0%	8.9%
Core net profit for the period attributable to owners of the Company	407.7	489.1	81.4	20.0%	8.9%
Core EPS (yen)	261	310	49	18.8%	7.9%

Core Revenue
Core Revenue for the six-month period ended September 30, 2024 was JPY 2,384.0 billion (JPY +282.3 billion and +13.4% AER, +5.0% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 1,127.0 billion (JPY +256.1 billion and +29.4% AER, +18.7% CER), partially offset by lower sales of VYVANSE in the U.S. and AZILVA in Japan, which were impacted by generic competition following loss of exclusivities.
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the six-month period ended September 30, 2024 was JPY 719.9 billion (JPY +131.2 billion and +22.3% AER, +12.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% Change	% Change
Core revenue	2,101.7	2,384.0	282.3	13.4%	5.0%
Core cost of sales	(664.8)	(781.5)	(116.6)	17.5%	(9.2)%
Core selling, general and administrative (SG&A) expenses	(501.4)	(538.5)	(37.1)	7.4%	(0.5)%
Core research and development (R&D) expenses	(346.7)	(344.1)	2.6	(0.7)%	(8.3)%
Core operating profit	588.8	719.9	131.2	22.3%	12.9%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 781.5 billion (JPY +116.6 billion and +17.5% AER, +9.2% CER). The increase was primarily due to the depreciation of the Japanese yen and revenue growth in our six key business areas with a change in product mix as compared to the six-month period ended September 30, 2023.

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 538.5 billion (JPY +37.1 billion and +7.4% AER, -0.5% CER). The increase was mainly due to the depreciation of the Japanese yen partially offset by various cost efficiencies.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 344.1 billion (JPY +2.6 billion and -0.7% AER, -8.3% CER). The decrease was mainly due to lower expenses attributable to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) partially offset by the depreciation of the Japanese yen.

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Core Net Profit for the Period
Core Net Profit for the Period was JPY 489.2 billion (JPY +81.4 billion and +20.0% AER, +8.9% CER) and Core Net Profit attributable to owners of the Company was JPY 489.1 billion (JPY +81.4 billion and +20.0% AER, +8.9% CER) and are calculated from Core Operating Profit as below:

Core Net Profit for the Year

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% Change	% Change
Core operating profit	588.8	719.9	131.2	22.3%	12.9%
Core finance income and (expenses), net	(63.8)	(73.3)	(9.5)	14.8%	10.1%
Core share of profit of investments accounted for using the equity method	2.3	1.6	(0.6)	(27.7)%	(30.7)%
Core profit before tax	527.2	648.3	121.1	23.0%	13.0%
Core income tax expenses	(119.4)	(159.1)	(39.6)	33.2%	27.1%
Core net profit for the period	407.8	489.2	81.4	20.0%	8.9%
Core net profit for the period attributable to owners of the Company	407.7	489.1	81.4	20.0%	8.9%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 73.3 billion (JPY +9.5 billion and +14.8% AER, +10.1% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.6 billion (JPY -0.6 billion and -27.7% AER, -30.7% CER).
Core Profit Before Tax
Core Profit Before Tax was JPY 648.3 billion (JPY +121.1 billion and +23.0% AER, +13.0% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 159.1 billion (JPY +39.6 billion and +33.2% AER, +27.1% CER). The increase was due to higher core tax charges including those from the write-down of deferred tax assets, partially offset by a decrease in core tax expenses from an increase in tax credits recognized during the six-month period ended September 30, 2024.
Core EPS
Core EPS was JPY 310 (JPY +49 and +18.8% AER, +7.9% CER).

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(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2024	September 30, 2024
Total Assets	15,108.8	14,573.0	(535.8)
Total Liabilities	7,834.8	7,651.4	(183.4)
Total Equity	7,274.0	6,921.6	(352.4)
Assets
Total Assets as of September 30, 2024 were JPY 14,573.0 billion (JPY -535.8 billion). Mainly due to amortization and the effect of foreign currency translation, Intangible Assets decreased (JPY -504.1 billion). In addition, mainly due to the effect of foreign currency translation, Goodwill and Property, Plant and Equipment decreased (JPY -250.0 billion and JPY -102.2 billion). These decreases were partially offset by the increase of Cash and Cash Equivalents (JPY +401.2 billion).

Liabilities
Total Liabilities as of September 30, 2024 were JPY 7,651.4 billion (JPY -183.4 billion). Mainly due to various payments including the upfront payment to Protagonist Therapeutics, Inc., Trade and Other Payables decreased (JPY -134.2 billion). Due to decreased accrued expenses, Other Current Liabilities decreased (JPY -120.0 billion). Mainly due to the effect of foreign currency translation over the lease liabilities in the U.S., total Other Financial Liabilities decreased (JPY -70.9 billion). Mainly due to amortization of intangible assets and other decreases in deferred tax liabilities in the U.S., Deferred Tax Liabilities decreased (JPY -67.2 billion). Total Bonds and Loans were JPY 5,051.2 billion* (JPY +207.4 billion), which increased primarily due to the issuance of hybrid bonds and unsecured U.S. dollar-denominated senior notes partially offset by the redemption of unsecured senior notes and commercial paper during the six-month period ended September 30, 2024.

* The carrying amount of Bonds was JPY 4,313.8 billion and Loans was JPY 737.4 billion as of September 30, 2024. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	186.6
Unsecured US dollar denominated senior notes (USD 1,500 million)	September 2016	September 2026	208.2
Unsecured Euro denominated senior notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	477.1
Unsecured US dollar denominated senior notes (USD 1,750 million)	November 2018	November 2028	248.3
Hybrid bonds (subordinated bonds)	June 2019	June 2079	500.0
Unsecured US dollar denominated senior notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	991.8
Unsecured Euro denominated senior notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	571.7
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.5
Hybrid bonds (subordinated bonds)	June 2024	June 2084	457.8
Unsecured US dollar denominated senior notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	422.9
Total			4,313.8

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Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (USD 1,500 million)	April 2017	April 2027	213.7
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ April 2024	April 2025 ~ April 2031	210.0
Other			0.2
Total			737.4

On April 25, 2024, Takeda repaid JPY 50.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50.0 billion maturing on April 25, 2031. Following this, on June 25, 2024, Takeda issued 60-year unsecured Hybrid Bonds with an aggregate principal amount of JPY 460.0 billion and a maturity date of June 25, 2084.
On July 5, 2024, Takeda issued USD 3,000 million in unsecured U.S. dollar-denominated senior notes with maturity dates ranging from July 5, 2034 to July 5, 2064. The proceeds of the USD bond issuance were efficiently deployed to fund a tender offer to redeem USD 1,500 million in unsecured senior notes on July 12, 2024 in advance of their original maturity in September 2026, with the balance of proceeds deployed towards the reduction of commercial paper drawings in July 2024.
Equity
Total Equity as of September 30, 2024 was JPY 6,921.6 billion (JPY -352.4 billion). Mainly due to fluctuation in currency translation adjustments reflecting the appreciation of the Japanese yen, Other Components of Equity decreased (JPY -428.2 billion). This decrease was partially offset by the increase in Retained Earnings (JPY +40.5 billion) mainly due to the contribution from Net Profit for the Period while the decrease of JPY 147.7 billion related to dividend payments was recorded.
(3) Consolidated Cash Flows

	Billion JPY
	FY2023 H1	FY2024 H1	Change
Net cash from operating activities	291.3	451.3	160.0
Net cash used in investing activities	(327.1)	(231.8)	95.3
Net cash from (used in) financing activities	(198.4)	206.3	404.8
Net increase (decrease) in cash and cash equivalents	(234.2)	425.8	660.0
Cash and cash equivalents at the beginning of the year	533.5	457.8	(75.7)
Effects of exchange rate changes on cash and cash equivalents	18.8	(24.6)	(43.3)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	318.1	859.0	541.0
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 451.3 billion (JPY +160.0 billion). The increase was mainly due to favorable impacts from a higher net profit for the period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 231.8 billion (JPY -95.3 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets, which was partially offset by other investing activities including the upfront payment to AC Immune SA and a minority equity investment in and acquisition of licensing options from Ascentage Pharma Group International.
Net Cash from Financing Activities
Net Cash from Financing Activities was JPY 206.3 billion (JPY +404.8 billion). The increase was mainly due to the issuance of hybrid bonds and unsecured U.S. dollar-denominated senior notes. This increase was partially offset by the redemption in full of outstanding commercial papers.

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(4) Research & Development Activities and Results
Research and development expenses for the six-month period ended September 30, 2024 were JPY 344.0 billion. Takeda does not report disaggregated R&D expenses, including by therapeutic area or clinical trial stage, as our R&D budget is determined on a company-wide basis and specific expenditures may be subject to re-allocation depending on development results and priorities.
Takeda’s R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need, both in rare and more prevalent conditions, across our core therapeutic areas (Gastrointestinal and inflammation, neuroscience, and oncology). Takeda is committed to rare diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution.
Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio.
Major progress on R&D events since April 2024 are listed as follows:

R&D pipeline
Gastrointestinal and Inflammation
In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases (including those of the liver) as well as immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including the introduction of a subcutaneous formulation and running real-world evidence generation studies that demonstrate ENTYVIO’s place as a backbone therapy in the IBD treatment paradigm and further our understanding of how to improve outcomes for patients. Zasocitinib (TAK-279) is a next generation oral tyrosine kinase 2 (TYK2) inhibitor with potential to treat multiple immune-mediated inflammatory diseases. Fazirsiran (TAK-999) is a potential first-in-class RNAi treatment for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. Furthermore, Takeda is progressing a pipeline built through in-house discovery, partnerships and business development, which explores opportunities in inflammatory diseases (specifically in gastric, dermatological and rheumatic disorders, along with select rare hematological disorders (ADZYNMA, mezagitamab (TAK-079), rusfertide (TAK-121)), liver diseases, and neurogastric disorders.

ENTYVIO / Generic name: vedolizumab
–In April 2024, Takeda announced that the U.S. Food and Drug Administration (FDA) approved ENTYVIO SC administration for maintenance therapy in adults with moderately to severely active Crohn's disease after induction therapy with ENTYVIO IV. The approval is based on the VISIBLE 2 Study (SC CD Trial), a Phase 3, randomized, double-blind, placebo-controlled trial, which assessed the safety and efficacy of an SC formulation of ENTYVIO as maintenance therapy in total 409 adult patients with moderately to severely active Crohn's disease who had clinical response at week 6 following two doses of open-label ENTYVIO intravenous therapy at weeks 0 and 2. A statistically significant proportion of patients receiving ENTYVIO SC 108 mg maintenance therapy administered every 2 weeks achieved long-term clinical remission compared to patients receiving placebo (ENTYVIO SC: 48% vs. Placebo: 34%; p<0.01) at week 52. In clinical studies, the ENTYVIO SC safety profile was generally consistent with the known safety profile of ENTYVIO IV, with the addition of injection site reactions (including injection site erythema, rash, pruritus, swelling, bruising, hematoma, pain, urticaria and edema) as an adverse reaction for ENTYVIO SC.

ADZYNMA / Generic name: apadamtase alfa/cinaxadamtase alfa (recombinant)
–In August 2024, Takeda announced that the European Commission (EC) approved ADZYNMA for the treatment of ADAMTS13 deficiency in children and adult patients with congenital thrombotic thrombocytopenic purpura (cTTP). This approval includes confirmation of orphan medicinal product designation and follows a positive opinion from the Committee

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for Medicinal Products for Human Use (CHMP), as announced in May 2024. The EC approval was supported by the totality of evidence provided by the interim analysis of efficacy, pharmacokinetic, safety and tolerability data from the first randomized, controlled open-label, crossover Phase 3 trial in cTTP, as well as safety and efficacy data from the continuation trial. Data from the Phase 3 trial were published in The New England Journal of Medicine in May 2024.

Development code: TAK-079 / Generic name: mezagitamab
–In June 2024, Takeda presented positive results from its Phase 2b, randomized, double-blind, placebo-controlled study (TAK-079-1004 trial) evaluating the safety, tolerability and efficacy of mezagitamab in patients with persistent or chronic primary immune thrombocytopenia (ITP) at the oral Late-Breakthrough Session of the 32nd Congress of the International Society on Thrombosis and Haemostasis (ISTH). The TAK-079-1004 trial evaluated three different doses of subcutaneous mezagitamab (100mg, 300mg and 600mg) versus placebo, given once weekly for eight weeks in patients with chronic or persistent primary ITP, followed by >8 weeks of safety follow-up. The primary endpoint is the percentage of patients with at least one Grade 3 or higher treatment emergent adverse events (TEAEs), serious adverse events (SAEs), and adverse events (AEs) leading to mezagitamab discontinuation. Secondary endpoints included platelet response, complete platelet response, clinically meaningful platelet response, and hemostatic platelet response. The Phase 2b trial results demonstrated that mezagitamab treatment improved platelet response compared to placebo, across all three dose levels of mezagitamab tested. Patients treated with mezagitamab showed rapid and sustained increases in platelet counts (above the 50,000/μL therapeutic threshold), that persisted eight weeks after the last dose through to Week 16, illustrating the rapid and post-therapy effects of mezagitamab on platelet response. In this study, mezagitamab had a favorable safety/tolerability profile in patients with ITP, with no new safety signals and a safety profile consistent with prior studies of mezagitamab. Takeda plans to initiate a global Phase 3 trial of mezagitamab in patients with ITP in the second half of FY2024. Mezagitamab previously received Orphan Drug Designation for the treatment of ITP from the U.S. Food and Drug Administration (FDA) and the program received Fast Track Designation.

Development code: TAK-625 / Generic name: maralixibat
–In June 2024, Takeda announced that it submitted a New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare (MHLW) for maralixibat for the treatment of Alagille Syndrome (ALGS) and Progressive Familial Intrahepatic Cholestasis (PFIC). The application is based on the results of Phase III clinical trials (TAK-625-3001 and TAK-625-3002) conducted in Japan for the treatment of ALGS and PFIC, as well as multiple clinical trials conducted outside of Japan.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep-wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (e.g., TAK-861, danavorexton (TAK-925), TAK-360), and rare epilepsies with soticlestat (TAK-935). Additionally, Takeda makes targeted investments to investigate well-defined segments of neuromuscular diseases, neurodegenerative diseases and movement disorders.

Development Code: TAK-861
–In June 2024, Takeda presented positive results from its Phase 2b trial of TAK-861 in Narcolepsy Type 1 (NT1) at SLEEP 2024, the 38th annual meeting of the American Academy of Sleep Medicine and the Sleep Research Society. The randomized, double-blind, placebo-controlled, multiple dose trial, TAK-861-2001, in 112 patients with NT1 demonstrated statistically significant and clinically meaningful improvements across primary and secondary endpoints, with efficacy sustained over 8 weeks of treatment. The primary endpoint demonstrated statistically significant and clinically meaningful increased sleep latency on the Maintenance of Wakefulness Test (MWT) versus placebo across all doses (LS mean difference versus placebo all p ≤0.001). Consistent results were achieved in the key secondary endpoints including the Epworth Sleepiness Scale (ESS) and Weekly Cataplexy Rate (WCR), demonstrating significantly improved subjective measures of sleepiness and cataplexy (sudden loss of muscle tone) frequency versus placebo. The majority of the participants who completed the trial enrolled in the long-term extension (LTE) study with some patients reaching one year of treatment. The dataset showed that TAK-861 was generally safe and well tolerated during the study, with no treatment-related serious treatment-emergent adverse events (TEAEs) or discontinuations due to TEAEs. No cases of hepatotoxicity or visual disturbances were reported in the Phase 2b trial or in the ongoing LTE study. The most common TEAEs were insomnia,

Translation for reference purpose only
urinary urgency and frequency, and salivary hypersecretion. Most TEAEs were mild to moderate in severity, and most started within 1-2 days of treatment and were transient. The Phase 2b data also supported the recent Breakthrough Therapy designation for TAK-861 for the treatment of excessive daytime sleepiness (EDS) in NT1 from the U.S. Food and Drug Administration (FDA).

Development code: TAK-935 / Generic name: soticlestat
–In June 2024, Takeda announced topline data for soticlestat from its SKYLINE and SKYWAY studies. SKYLINE (TAK-935-3001) was a multicenter, randomized, double-blind Phase 3 study that evaluated soticlestat plus standard of care versus placebo plus standard of care in patients with refractory Dravet syndrome (DS). Soticlestat narrowly missed the primary endpoint of reduction from baseline in convulsive seizure frequency as compared to placebo (p-value = 0.06). Among the six key secondary endpoints, soticlestat showed clinically meaningful and nominally significant results in the responder rate, measures of caregiver and clinician global impression of improvement, and seizure intensity and duration scales over the 16-week treatment period (all p-values ≤ 0.008). SKYWAY (TAK-935-3002) was a multicenter, randomized, double-blind Phase 3 study that evaluated soticlestat plus standard of care versus placebo plus standard of care in patients with refractory Lennox-Gastaut syndrome (LGS). Soticlestat missed the novel primary endpoint of reduction from baseline in Major Motor Drop (MMD) seizure frequency as compared to placebo. In SKYLINE and SKYWAY, some pre-specified subgroups of patients also showed nominally significant treatment effects on the primary and secondary efficacy endpoints of caregiver and clinician global impression of improvement, and seizure intensity and duration scales over the 16-week treatment period. Soticlestat was generally well tolerated in both SKYLINE and SKYWAY studies and demonstrated a safety profile consistent with the findings of previous studies. Takeda will engage with regulatory authorities to discuss the totality of the data generated by SKYLINE, SKYWAY and the Phase 2 ELEKTRA study to determine next steps. Takeda will also plan to present results of both Phase 3 studies at an upcoming scientific congress.

Oncology
In Oncology, we aspire to cure cancer, with inspiration from patients and innovation from everywhere. We are focused on: (1) building on our legacy in hematologic malignancies with marketed products (e.g., NINLARO, ADCETRIS, and ICLUSIG); (2) growing a solid tumor portfolio with marketed products (ALUNBRIG and FRUZAQLA); and (3) advancing a cutting-edge pipeline of highly innovative assets and platforms.

ADCETRIS / Generic name: brentuximab vedotin
–In June 2024, Takeda and Pfizer announced that the German Hodgkin Study Group (GHSG) will present positive results from the Phase 3 HD21 trial evaluating ADCETRIS in combination with chemotherapy as a late-breaking oral presentation at the 60th American Society of Clinical Oncology (ASCO) Annual Meeting and at the 29th European Hematology Association (EHA) Annual Meeting. The four-year analysis presented by the GHSG showed superior progression-free survival (PFS) and improved tolerability compared to a current standard of care regimen used in Europe in this setting. The HD21 study is a Phase 3, randomized, multi-country, prospective, open-label study, designed to evaluate ADCETRIS in combination with etoposide, cyclophosphamide, doxorubicin, dacarbazine and dexamethasone (BrECADD) in comparison to a standard of care treatment – escalated doses of bleomycin, etoposide, doxorubicin, cyclophosphamide, vincristine, procarbazine, prednisone (eBEACOPP) – in patients with newly diagnosed Stage IIb/III/IV classical Hodgkin lymphoma. The ASCO presentation provides details of a four-year PFS analysis of the HD21 study conducted by GHSG. After 48 months, BrECADD showed superior efficacy to BEACOPP (94.3% PFS for BrECADD and 90.9% PFS for eBEACOPP; hazard ratio "HR": 0.66 [95% CI:88.7-93.1]; p<0.035). As previously reported in the three-year analysis, treatment with BrECADD was also associated with a significant reduction in the incidence of treatment-related morbidity (TRMB) compared with BEACOPP (n=738; 42% vs 59%; p<0.001), as well as clinically meaningful reductions in adverse events (AEs). The safety profile of ADCETRIS in patients receiving BrECADD remained consistent with other approved ADCETRIS combination regimens, and no new safety signals were identified.

FRUZAQLA / Generic name: fruquintinib
–In June 2024, Takeda announced that the European Commission approved FRUZAQLA as a monotherapy indicated for the treatment of adult patients with metastatic colorectal cancer (mCRC) who have been previously treated with available standard therapies, including fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapies, anti-VEGF agents, and anti-EGFR agents, and who have progressed on or are intolerant to treatment with either trifluridine-tipiracil or regorafenib. The approval is based on results from the Phase 3 global FRESCO-2 trial.

Translation for reference purpose only
–In September 2024, Takeda announced that it received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market FRUZAQLA Capsules 1mg/5mg, a selective oral inhibitor of vascular endothelial growth factor receptor (VEGFR) -1, -2 and -3, for the treatment of advanced or recurrent colorectal cancer (CRC) that is neither curable nor resectable and that has progressed after chemotherapy. The approval is based primarily on the results of the global Phase 3 FRESCO-2 trial.
NINLARO / Generic name: ixazomib
–In August 2024, Takeda announced that it received manufacturing and marketing approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for NINLARO Capsule 0.5 mg as an additional dosage form. The new formulation will provide patients with a novel treatment option (1.5 mg dose (3 x 0.5 mg capsules)) for maintenance therapy in cases of multiple myeloma with a lower dose formulation of NINLARO, allowing for more appropriate dosage adjustments in line with the patient’s condition by enabling smaller dose adjustments than were previously possible. The approval is based primarily on the results of the global Phase 3 TOURMALINE-MM3 and TOURMALINE-MM4 clinical trials.

CABOMETYX / Generic name: cabozantinib
–In September 2024, Takeda announced detailed final overall survival (OS) results from CONTACT-02, a Phase 3 study led by Exelixis, evaluating cabozantinib in combination with atezolizumab, an immune checkpoint inhibitor, compared with a second novel hormonal therapy (NHT) in patients with metastatic castration-resistant prostate cancer (mCRPC) and measurable extra-pelvic soft tissue disease who have progressed on one prior NHT. These data were presented at the 2024 European Society for Medical Oncology Congress (ESMO 2024). The dual primary endpoints for CONTACT-02 were progression-free survival (PFS) and OS. At a median follow-up of 24.0 months, the final analysis of OS showed a numerical but not statistically significant improvement favoring cabozantinib in combination with atezolizumab (hazard ratio: 0.89; 95% confidence interval: 0.72-1.10; p=0.296). An improvement in OS was observed in multiple subgroups, notably in patients with bone or liver metastases.

Other Rare Diseases programs
Takeda’s R&D engine is focused on areas of high unmet medical need, both in rare and more prevalent conditions, across three core therapeutic areas (gastrointestinal and inflammation, neuroscience, and oncology). In other Rare Diseases programs, Takeda focuses on several areas of high unmet medical need, on top of marketed products such as TAKHZYRO in hereditary angioedema. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. Takeda commits to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases. Takeda will continue to explore late-stage business development that may leverage our rare diseases capabilities as well as bolster our commitment and leadership in rare diseases.

LIVTENCITY / Generic name: maribavir
–In June 2024, Takeda announced that LIVTENCITY 200mg tablets has been approved by the Japanese Ministry of Health, Labour and Welfare (MHLW) for post-transplant cytomegalovirus (CMV) infection/disease that is refractory to existing anti-CMV therapies. The approval is primarily based on the results of the Phase 3 SOLSTICE trial conducted outside of Japan, which evaluated the safety and efficacy of LIVTENCITY versus alternative antiviral treatments for patients with CMV infection/disease refractory to prior therapies who underwent hematopoietic stem cell transplant (HSCT) or solid organ transplant (SOT), and the Japanese Phase 3 open-label study in patients with CMV infection, including those with refractory CMV infection who underwent HSCT or SOT.

Plasma-Derived Therapies (PDT)
Takeda has created a dedicated PDT business unit with a focus on managing the business end-to-end, from plasma donation to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma-derived therapies, which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization within PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies across the PDT value chain, from plasma donation to product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD LIQUID and GAMMAGARD S/D) through the pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our

Translation for reference purpose only
hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA and CEPROTIN. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881) and liquid low IgA IG (TAK-880) and are pursuing other early-stage opportunities (e.g. hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.
HYQVIA / Generic name: Immunoglobulin (IG) Infusion 10% (Human) w/ Recombinant Human Hyaluronidase for subcutaneous administration (Development code: TAK-771)
–In June 2024, Takeda announced data from the Phase 3 ADVANCE-CIDP 3 clinical trial, a long-term extension study evaluating the safety and efficacy of HYQVIA in patients chronic inflammatory demyelinating polyneuropathy (CIDP). Results showed favorable long-term safety and tolerability of HYQVIA, and a low relapse rate, supporting its use as maintenance treatment for CIDP. These findings will be presented in a poster session at the Peripheral Nerve Society (PNS) Annual Meeting. The ADVANCE-CIDP 3 clinical trial is the longest extension study ever performed within context of a clinical trial in CIDP to date. The study, which enrolled 85 patients from the ADVANCE-CIDP 1 clinical trial, evaluated the safety/tolerability and immunogenicity of HYQVIA as the primary outcome measure. The median duration of HYQVIA treatment was 33 months (0 to 77 months) with a cumulative overall follow-up time of 220 patient years. The findings were consistent with the known safety and tolerability profile of HYQVIA and no new safety concerns were observed.
–In August 2024, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for manufacturing and marketing approval of immunoglobulin (IG) infusion 10% (human) w/ recombinant human hyaluronidase for subcutaneous administration (TAK-771) for the expected indications of slowing of progression of motor weakness in CIDP (including multifocal motor neuropathy (MMN)). The application is based on a Phase 3 study in Japanese patients with CIDP and MMN as well as two Phase 3 studies in patients with CIDP conducted outside of Japan.

Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (QDENGA (TAK-003)), and COVID-19 (NUVAXOVID). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.

NUVAXOVID Intramuscular Injection / Generic name: Recombinant coronavirus (SARS-CoV-2) vaccine
–In September 2024, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) granted manufacturing and marketing approval for the recombinant coronavirus (SARS-CoV-2) vaccine NUVAXOVID Intramuscular Injection 1 mL for the prevention of infectious disease caused by SARS-CoV-2 for which a New Drug Application was submitted in April 2024. It is a monovalent vaccine for the Omicron JN.1 variant. Unlike the special temporary vaccination program in response to the emergency to prevent the spread during the pandemic, NUVAXOVID Intramuscular Injection 1 mL is a one vial formulation containing two 0.5mL doses that is suitable for distribution and use when it is not expected that a large number of people will be vaccinated in one day. The approval was based on clinical and quality data related to change of antigen strain, as well as non-clinical data in which NUVAXOVID demonstrated induction of neutralizing antibodies against the JN.1 variant and its subvariants including KP.2 and KP.3.

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.
–In April 2024, Takeda and Japanese Foundation for Cancer Research (JFCR) announced that the signing of a partnership agreement with the goal to advance research and development in the field of oncology. Under the terms of this agreement, Takeda and JFCR will engage in mutual exchange utilizing each other's strengths for the purpose of advancing global early clinical trials and facilitating translational research based on this agreement. This will include necessary information exchanging and consultation regarding ongoing drug development. The partnership seeks to expedite the development of groundbreaking anti-cancer therapies and facilitate swift delivery to cancer patients and their families.
–In April 2024, Takeda, Astellas Pharma Inc. (Astellas), and Sumitomo Mitsui Banking Corporation announced that three companies signed a master agreement to establish a joint venture company. The new company will be dedicated to the

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incubation of early drug discovery programs originating from Japan and toward the creation of innovative therapeutics. In addition to establishing the joint venture company, Takeda and Astellas will provide support to the joint venture company leveraging their expertise gained from global drug discovery research and development, aiming to accelerate open innovation in early-stage drug discovery, and toward the creation of start-up companies for the benefit of society. The joint venture company, once established, plans to begin incubation activities by collaboratively working with academia, pharmaceutical companies, and start-up companies across Japan to enable access to potentially transformative early drug discovery programs.
–In May 2024, Takeda and AC Immune SA (AC Immune) announced an exclusive, worldwide option and license agreement for AC Immune’s active immunotherapies targeting toxic forms of amyloid beta (Abeta), including ACI-24.060 for the treatment of Alzheimer’s disease. ACI-24.060 is an anti-Abeta active immunotherapy candidate designed to induce a robust antibody response against the toxic forms of Abeta believed to drive plaque formation and Alzheimer’s disease progression. By inducing plaque clearance and efficiently inhibiting plaque formation in the brain, ACI-24.060 has the potential to delay or slow Alzheimer’s disease progression. ACI-24.060 is being investigated in the ongoing ABATE randomized, double-blind, placebo-controlled Phase 1b/2 trial to assess the safety, tolerability, immunogenicity and pharmacodynamic effects of the investigational immunotherapy in subjects with prodromal Alzheimer’s disease and in adults with Down syndrome. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization.
–In June 2024, Takeda announced the signing of an option agreement with Ascentage Pharma to enter into an exclusive license agreement for olverembatinib, an oral, potentially best-in-class, third-generation BCR-ABL tyrosine kinase inhibitor (TKI), which is currently in development for chronic myeloid leukemia (CML) and other hematological cancers. If exercised, the option would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of mainland China, Hong Kong, Macau, Taiwan and Russia. As part of the agreement, Ascentage Pharma will continue to be solely responsible for all clinical development of olverembatinib prior to potential exercise of the option to license. Olverembatinib is currently approved and marketed in China for the treatment of adult patients with TKI-resistant chronic-phase CML (CP-CML) or accelerated-phase CML (AP-CML) harboring the T315I mutation and in adult patients with CP-CML resistant to and/or intolerant of first- and second-generation TKIs.
(5) Major Facilities
Among the plans for new construction of major facilities as of March 31, 2024, the following is the significant change that has been decided during the six-month period ended September 30, 2024.

Classification	Company Name [Main Location]	Operating Segment	Details	Budget		Financing	Schedule
				Total JPY (millions)	Paid JPY (millions)		Commencement	Completion
Construction	Takeda Pharmaceutical Company Limited [Yodogawa-ku, Osaka, Japan]	Pharmaceuticals	Manufacturing	153,000*	3,319	Funds on hand	Fiscal year 2025*	Fiscal year 2029*
* Takeda had planned a long-term investment to construct a new manufacturing facility for plasma-derived therapies at the Osaka plant with the total budget of JPY 95,000 million. Considering the current circumstances, including a price surge in construction materials partly due to the depreciation of the Japanese yen and the labor shortage among construction companies, during the current period, Takeda has decided to increase the total planned investment amount and revised the expected commencement and completion schedule.
3. Material Contracts
There were no decisions or agreements made on important management matters including executing a material contract during the six-month period ended September 30, 2024.

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III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of September 30, 2024)	Number of shares outstanding as of the filling date (October 31, 2024)	Stock exchange on which the Company is listed	Description
Common stock	1,590,937,609	1,590,937,609	Tokyo (Prime Market), Nagoya (Premier Market), Fukuoka, Sapporo, and New York	The number of shares per one unit of shares is 100 shares.
Total	1,590,937,609	1,590,937,609	—	—
(Note1)    The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange.
(Note2)    The number of shares outstanding as of the filing date does not include shares issued upon exercise of stock acquisition rights from October 1, 2024 to the filing date of Semi-annual Securities Report (October 31, 2024).
(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.
(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.
(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From April 1, 2024 to September 30, 2024	8,519	1,590,938	18,064	1,694,660	18,064	1,686,673
(Note)    The increase of 8,519 thousand shares in the total number of issued shares was due to the issuance of new shares through third party allotment.
Issue price: JPY 4,241    Amount included in share capital per share: JPY 2,120.5
Allottee: 10,891 employees of the Company and certain subsidiaries of the Company

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(5) Major shareholders

		As of September 30, 2024
Name	Address	Number of Shares Held (Thousands of Shares)	Percentage of Total Number of Shares Issued (Excluding Treasury Stocks) (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	8-1, Akasaka 1-chome, Minato-ku, Tokyo	270,629	17.01
Custody Bank of Japan, Ltd. (Trust account)	8-12, Harumi 1-chome, Chuo-ku, Tokyo	92,032	5.79
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	240 Greenwich Street, 8th Floor West, New York, NY 10286, U.S.A. (1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo)	64,621	4.06
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo	33,510	2.11
JP Morgan Chase Bank 385632 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	33,213	2.09
SMBC Nikko Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo	33,150	2.08
JP Morgan Securities Japan Co., Ltd.	7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo	29,496	1.85
State Street Bank And Trust Company 505001 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, MA 02111, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	25,771	1.62
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo (8-1, Akasaka 1-chome, Minato-ku, Tokyo)	24,752	1.56
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	21,894	1.38
Total		629,069	39.55

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(6) Information on voting rights
1) Total number of shares

	As of September 30, 2024
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	188,900	—	—
	(Crossholding stock) Common stock	12,000	—	—
Shares with full voting rights (Others)	Common stock	1,588,956,000	15,889,560	—
Shares less than one unit	Common stock	1,780,709	—	Shares less than one unit (100 shares)
Number of issued shares		1,590,937,609	—	—
Total number of voting rights		—	15,889,560	—
(Note1)    On July 8, 2024, Takeda conducted the disposal of 7,327,462 treasury shares based on the resolution made on June 11, 2024 by Christophe Weber, Representative Director, President and Chief Executive Officer, for the purpose of providing the Company's ADS to group employees overseas under the long-term incentive plan. The shares of the Company's common stock disposed were converted into the Company's ADSs and settled with employees.
(Note2)    "Shares with full voting rights (Others)" includes 3,283,300 (voting rights: 32,833) and 2,281,800 (voting rights: 22,818) of the shares held by the ESOP and BIP trust, respectively.
(Note3)    "Shares less than one unit" includes 10 of the shares as the treasury stock, and 136 and 243 of the shares held by the ESOP and BIP trust, respectively.

2) Treasury stock and other

	As of September 30, 2024
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	188,900	—	188,900	0.01
(Crossholding stock)
Watanabe Chemical, Co., Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka-city, Osaka	12,000	—	12,000	0.00
Total		200,900	—	200,900	0.01
(Note)    In addition to 10 shares of the above treasury stock and shares less than one unit, 3,283,436 of the shares held by the ESOP trust and 2,282,043 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated financial statements.

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2. Members of the Board of Directors
There were no changes in the members of the Board of Directors during the period from the filing date of the Annual Securities Report for the fiscal year ended March 31, 2024 to September 30, 2024.

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IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” pursuant to Article 312 of "Ordinance on the Terminology, Forms and Preparation Methods of Consolidated Financial Statements" (Ordinance of the Ministry of Finance No. 28, 1976) (hereinafter “Ordinance on Consolidated Financial Statements”).
Takeda falls under the category listed in the upper column of item 1 of the table in Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Act of Japan, and prepares Type 1 Interim Consolidated Financial Statements in accordance with the provisions of Part 1 and Part 5 of Ordinance on Consolidated Financial Statements.

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1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Profit or Loss

		JPY (millions, except per share data)
		Six-month Period Ended September 30,
	Note	2023	2024
Revenue	4	2,101,707	2,384,028
Cost of sales		(664,696)	(781,265)
Selling, general and administrative expenses		(501,065)	(538,312)
Research and development expenses		(346,687)	(344,027)
Amortization and impairment losses on intangible assets associated with products	5	(369,665)	(305,245)
Other operating income		9,874	13,933
Other operating expenses	6	(110,240)	(78,537)
Operating profit		119,230	350,576
Finance income		24,312	34,793
Finance expenses		(106,095)	(128,145)
Share of profit (loss) of investments accounted for using the equity method		1,607	(1,247)
Profit before tax		39,053	255,976
Income tax (expenses) benefit	7	2,382	(68,570)
Net profit for the period		41,436	187,406
Attributable to:
Owners of the Company		41,365	187,294
Non-controlling interests		71	112
Net profit for the period		41,436	187,406
Earnings per share (JPY)
Basic earnings per share	8	26.51	118.85
Diluted earnings per share	8	26.29	117.11
See accompanying notes to condensed interim consolidated financial statements.

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(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Net profit for the period	41,436	187,406
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	6,537	(7,514)
Remeasurement of defined benefit pension plans	2,644	703
	9,181	(6,811)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	779,220	(452,433)
Cash flow hedges	(2,015)	26,304
Hedging cost	(2,579)	5,656
Share of other comprehensive loss of investments accounted for using the equity method	(279)	(101)
	774,347	(420,574)
Other comprehensive income (loss) for the period, net of tax	783,528	(427,385)
Total comprehensive income (loss) for the period	824,964	(239,979)
Attributable to:
Owners of the Company	824,843	(240,081)
Non-controlling interests	121	102
Total comprehensive income (loss) for the period	824,964	(239,979)
See accompanying notes to condensed interim consolidated financial statements.

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(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2024	As of September 30, 2024
ASSETS
Non-current assets:
Property, plant and equipment		1,989,777	1,887,620
Goodwill		5,410,067	5,160,112
Intangible assets		4,274,682	3,770,620
Investments accounted for using the equity method		89,831	15,628
Other financial assets		340,777	261,686
Other non-current assets		51,214	85,016
Deferred tax assets		393,865	338,304
Total non-current assets		12,550,212	11,518,988
Current assets:
Inventories		1,209,869	1,206,431
Trade and other receivables		668,403	700,537
Other financial assets		15,089	47,200
Income taxes receivable		29,207	20,519
Other current assets		168,875	161,204
Cash and cash equivalents		457,800	859,015
Assets held for sale	10	9,337	59,106
Total current assets		2,558,580	3,054,013
Total assets		15,108,792	14,573,000

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	11	4,476,501	4,427,092
Other financial liabilities		687,833	558,201
Net defined benefit liabilities		143,882	135,887
Income taxes payable		4,381	—
Provisions		14,373	15,258
Other non-current liabilities		80,938	81,110
Deferred tax liabilities		113,777	46,619
Total non-current liabilities		5,521,684	5,264,166
Current liabilities:
Bonds and loans	11	367,251	624,101
Trade and other payables		547,521	413,335
Other financial liabilities		143,421	202,156
Income taxes payable		109,906	141,439
Provisions		524,420	507,013
Other current liabilities		619,174	499,192
Liabilities held for sale		1,410	—
Total current liabilities		2,313,103	2,387,237
Total liabilities		7,834,788	7,651,403

Translation for reference purpose only

		JPY (millions)
	Note	As of March 31, 2024	As of September 30, 2024
EQUITY
Share capital		1,676,596	1,694,660
Share premium		1,747,414	1,738,145
Treasury shares		(51,259)	(24,829)
Retained earnings		1,391,203	1,431,684
Other components of equity		2,509,310	2,081,095
Equity attributable to owners of the Company		7,273,264	6,920,754
Non-controlling interests		741	843
Total equity		7,274,005	6,921,597
Total liabilities and equity		15,108,792	14,573,000

See accompanying notes to condensed interim consolidated financial statements.

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(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2023 (From April 1 to September 30, 2023)

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023		1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the period					41,365
Other comprehensive income (loss)						778,851	6,577
Comprehensive income (loss) for the period		—	—	—	41,365	778,851	6,577
Transactions with owners:
Issuance of new shares		158	158
Acquisition of treasury shares				(2,355)
Disposal of treasury shares			0	0
Dividends	12				(140,121)
Changes in ownership
Transfers from other components of equity					3,628		(985)
Share-based compensation			33,606
Exercise of share-based awards			(51,485)	51,426
Total transactions with owners		158	(17,721)	49,071	(136,493)	—	(985)
As of September 30, 2023		1,676,503	1,711,109	(51,246)	1,446,018	2,384,979	18,062

		Equity attributable to owners of the Company
		Other components of equity
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023		(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the period					—	41,365	71	41,436
Other comprehensive income (loss)		(2,015)	(2,579)	2,644	783,478	783,478	50	783,528
Comprehensive income (loss) for the period		(2,015)	(2,579)	2,644	783,478	824,843	121	824,964
Transactions with owners:
Issuance of new shares					—	315		315
Acquisition of treasury shares					—	(2,355)		(2,355)
Disposal of treasury shares					—	0		0
Dividends	12				—	(140,121)		(140,121)
Changes in ownership					—	—	3	3
Transfers from other components of equity				(2,644)	(3,628)	—		—
Share-based compensation					—	33,606		33,606
Exercise of share-based awards					—	(60)		(60)
Total transactions with owners		—	—	(2,644)	(3,628)	(108,613)	3	(108,611)
As of September 30, 2023		(89,367)	(25,706)	—	2,287,969	7,070,352	673	7,071,024

Translation for reference purpose only
Six-month period ended September 30, 2024 (From April 1 to September 30, 2024)

		JPY (millions)
		Equity attributable to owners of the Company
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
	Note					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024		1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period					187,294
Other comprehensive income (loss)						(452,523)	(7,514)
Comprehensive income (loss) for the period		—	—	—	187,294	(452,523)	(7,514)
Transactions with owners:
Issuance of new shares	12	18,064	18,064
Acquisition of treasury shares				(1,918)
Disposal of treasury shares			0	0
Dividends	12				(147,653)
Transfers from other components of equity					840		(137)
Share-based compensation			37,143
Exercise of share-based awards	12		(64,476)	28,348
Total transactions with owners		18,064	(9,269)	26,430	(146,813)	—	(137)
As of September 30, 2024		1,694,660	1,738,145	(24,829)	1,431,684	2,120,884	8,077

		Equity attributable to owners of the Company
		Other components of equity
	Note	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024		(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005
Net profit for the period					—	187,294	112	187,406
Other comprehensive income (loss)		26,304	5,656	703	(427,375)	(427,375)	(10)	(427,385)
Comprehensive income (loss) for the period		26,304	5,656	703	(427,375)	(240,081)	102	(239,979)
Transactions with owners:
Issuance of new shares	12				—	36,128		36,128
Acquisition of treasury shares					—	(1,918)		(1,918)
Disposal of treasury shares					—	0		0
Dividends	12				—	(147,653)		(147,653)
Transfers from other components of equity				(703)	(840)	—		—
Share-based compensation					—	37,143		37,143
Exercise of share-based awards	12				—	(36,129)		(36,129)
Total transactions with owners		—	—	(703)	(840)	(112,428)	—	(112,428)
As of September 30, 2024		(37,592)	(10,274)	—	2,081,095	6,920,754	843	6,921,597

Translation for reference purpose only
(5) Condensed Interim Consolidated Statements of Cash Flows

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2023	2024
Cash flows from operating activities:
Net profit for the period		41,436	187,406
Depreciation and amortization		354,197	384,672
Impairment losses		126,703	36,065
Equity-settled share-based compensation		33,977	36,940
Loss on sales and disposal of property, plant and equipment		304	2,457
Gain on divestment of business and subsidiaries		(294)	(6,376)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net		(150)	2,172
Finance (income) and expenses, net		81,783	93,352
Share of loss (profit) of investments accounted for using the equity method		(1,607)	1,247
Income tax expenses (benefit)		(2,382)	68,570
Changes in assets and liabilities:
Increase in trade and other receivables		(73,081)	(57,779)
Increase in inventories		(77,938)	(51,218)
Decrease in trade and other payables		(49,679)	(37,079)
Increase in provisions		17,163	12,527
Increase (decrease) in other financial liabilities		34,178	(17,455)
Other, net		(74,375)	(119,427)
Cash generated from operations		410,234	536,076
Income taxes paid		(129,040)	(89,081)
Tax refunds and interest on tax refunds received		10,111	4,272
Net cash from operating activities		291,305	451,267
Cash flows from investing activities:
Interest received		5,102	9,198
Dividends received		147	207
Acquisition of property, plant and equipment		(83,804)	(106,914)
Proceeds from sales of property, plant and equipment		8,337	38
Acquisition of intangible assets		(255,476)	(91,552)
Acquisition of option to license		—	(31,784)
Acquisition of investments		(2,264)	(27,734)
Proceeds from sales and redemption of investments		631	23,115
Proceeds from sales of business, net of cash and cash equivalents divested		365	8,330
Payments for the settlement of forward exchange contracts designated as net investment hedges		—	(13,990)
Other, net		(148)	(738)
Net cash used in investing activities		(327,109)	(231,824)

Translation for reference purpose only

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2023	2024
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers		110,000	(317,000)
Proceeds from issuance of bonds and long-term loans		100,000	984,460
Repayments of bonds and long-term loans		(246,091)	(284,019)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans		60,063	46,880
Acquisition of treasury shares		(2,326)	(1,882)
Interest paid		(49,711)	(42,298)
Dividends paid		(139,811)	(147,309)
Repayments of lease liabilities		(21,613)	(23,375)
Other, net		(8,943)	(9,120)
Net cash from (used in) financing activities		(198,433)	206,336
Net increase (decrease) in cash and cash equivalents		(234,237)	425,779
Cash and cash equivalents at the beginning of the year		533,530	457,800
Effects of exchange rate changes on cash and cash equivalents		18,759	(24,564)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)		318,051	859,015

See accompanying notes to condensed interim consolidated financial statements.

Translation for reference purpose only
Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda’s principal pharmaceutical products include medicines in the following key business areas: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines, and Neuroscience.
2.    Basis of Preparation
(1) Compliance with Interim Financial Reporting Standards
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2024.
(2) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the six-month period ended September 30, 2024 were approved on October 31, 2024 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer (“CFO”) Milano Furuta.
(3) Functional and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese Yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
(4) Use of Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements as of and for the fiscal year ended March 31, 2024.
As of September 30, 2024 and through the issuance date of this report, Takeda concluded there was no indication of goodwill impairment.
3.    Material Accounting Policies
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Takeda calculated income tax expenses for the six-month period ended September 30, 2024, based on the estimated average annual effective tax rate.

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4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(1) Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Sales of pharmaceutical products	2,060,682	2,346,444
Out-licensing and service income	41,026	37,584
Total	2,101,707	2,384,028
Revenue by Business Area and Product

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Gastroenterology:
ENTYVIO	391,709	473,222
GATTEX/REVESTIVE	58,890	73,271
TAKECAB/VOCINTI (1)	58,779	64,301
PANTOLOC/CONTROLOC (2)	22,882	22,549
DEXILANT	23,165	19,833
EOHILIA	—	2,251
Others	41,442	39,756
Total Gastroenterology	596,867	695,183
Rare Diseases:
TAKHZYRO	87,092	111,043
ADVATE	62,704	58,764
ELAPRASE	45,671	53,120
REPLAGAL	36,205	41,308
ADYNOVATE/ADYNOVI	33,484	34,483
VPRIV	24,330	26,974
LIVTENCITY	8,325	15,504
ADZYNMA	—	2,441
Others	43,104	45,039
Total Rare Diseases	340,916	388,677
PDT:
Immunoglobulin	309,158	391,040
Albumin	58,947	70,341
Others	62,067	74,283
Total PDT	430,173	535,664

Translation for reference purpose only

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Oncology:
ADCETRIS	54,271	68,230
LEUPLIN/ENANTONE	48,778	60,442
NINLARO	46,343	47,411
ICLUSIG	27,011	35,364
FRUZAQLA	—	23,056
ALUNBRIG	13,712	18,215
Others	35,048	32,282
Total Oncology	225,163	285,000
Vaccines:
QDENGA	1,935	19,880
Others	15,874	18,231
Total Vaccines	17,808	38,111
Neuroscience:
VYVANSE/ELVANSE	226,269	203,163
TRINTELLIX	50,968	64,130
Others	53,464	47,264
Total Neuroscience	330,701	314,557
Other:
AZILVA (1)	23,681	5,835
FOSRENOL	8,138	3,947
Others	128,262	117,054
Total Other	160,081	126,836
Total	2,101,707	2,384,028
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(2) Geographic Information
Takeda’s revenue from contracts with customers is based on the following geographic locations:

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Japan	228,528	216,355
U.S.	1,104,762	1,247,559
Europe and Canada	459,968	533,004
Asia (excluding Japan)	123,276	140,005
Latin America	92,069	132,536
Russia/CIS	31,090	42,951
Other	62,014	71,618
Total	2,101,707	2,384,028

“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.

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5.    Amortization and impairment losses on intangible assets associated with products
The impairment losses recorded for the six-month period ended September 30, 2023 was JPY 115,750 million, which primarily include JPY 73,979 million impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of phase 3 ADMIRE-CD II trial and JPY 28,477 million impairment charges for EXKIVITY (for the treatment of non-small cell lung cancer) following a decision to initiate a voluntary withdrawal globally.
The impairment losses recorded for the six-month period ended September 30, 2024 was JPY 27,762 million, which includes JPY 21,490 million due to a full impairment of intangible assets for soticlestat (TAK-935) following the results of the phase 3 studies.
6.    Other Operating Expenses
Other operating expenses for the six-month period ended September 30, 2023 included JPY 38,500 million restructuring expenses and JPY 11,747 million pre-launch inventory write-offs. Others included expenses for legal provisions including the supply agreement litigation with AbbVie, Inc. (AbbVie), donation and contributions and certain impairment losses.
Other operating expenses for the six-month period ended September 30, 2024 included JPY 61,629 million restructuring expenses which includes the enterprise-wide efficiency program.
7.    Income Tax (Expenses) Benefit
The effective tax rate for the six-month period ended September 30, 2024 was 26.8% compared to -6.1% for the six-month period ended September 30, 2023, mainly due to a tax expense reduction of JPY 63,547 million in the six-month period ended September 30, 2023 resulting from the reversal of the income taxes payable in excess of the settlement with the Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire plc received from AbbVie in 2014, partially offset by a decrease in tax expenses from the increase in tax credit recognized during the six-month period ended September 30, 2024.
8.    Earnings per Share
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	Six-month Period Ended September 30,
	2023	2024
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	41,365	187,294
Net profit used for calculation of earnings per share (million JPY)	41,365	187,294
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,560,613	1,575,882
Dilutive effect (thousands of shares)	12,706	23,415
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,573,319	1,599,296
Earnings per share
Basic earnings per share (JPY)	26.51	118.85
Diluted earnings per share (JPY)	26.29	117.11

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9.    Collaborations, Licensing Arrangements, and Other Asset Acquisitions
Takeda is a party to certain collaborations, in-licensing agreements, out-licensing arrangements and other asset acquisitions.
Collaborations, in-licensing arrangements, and other asset acquisitions
These agreements generally provide for commercialization rights to a product or products being developed by the partner, and in exchange, often resulted in an up-front payment being paid upon execution of the agreement and resulted in an obligation that may require Takeda to make future development, regulatory approval, or commercial milestone payments as well as sales-based royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed products and have exposure to risks and rewards that are dependent on its commercial success. Other asset acquisitions include acquisitions of legal entities that do not qualify as business combinations under IFRS3, such as acquisitions of entities where the value of these acquired entities largely consists of the rights to a single product or group of products.
There were no significant updates on the out-licensing agreements, the collaborations, in-licensing arrangements and other asset acquisitions disclosed in the consolidated financial statements as of and for the year ended March 31, 2024 except for the below contracts.
AC Immune SA ("AC Immune")
In May 2024, Takeda entered into an exclusive, worldwide option and license agreement with AC Immune for AC Immune’s active immunotherapies targeting toxic forms of amyloid beta (Abeta), including ACI-24.060 for the treatment of Alzheimer’s disease. Under the terms of the agreement, Takeda paid an upfront payment of USD 100 million to AC Immune in May 2024. AC Immune will be eligible to receive an option exercise fee and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 billion if all related milestones are achieved over the course of the agreement. In addition, upon commercialization, AC Immune will be entitled to receive tiered double-digit royalties on worldwide net sales.
Ascentage Pharma Group International ("Ascentage Pharma")
In June 2024, Takeda signed an option agreement with Ascentage Pharma to enter into an exclusive license agreement for olverembatinib. Under the terms of this agreement, Takeda paid an option payment of USD 100 million and made a minority equity investment in Ascentage Pharma in July 2024. Ascentage Pharma will be eligible for an option exercise fee and additional potential milestone and royalty payments if Takeda exercises the option to license olverembatinib, with the exercise of the option being subject to customary regulatory approvals.
10.    Assets and Disposal Groups Held for Sale

In August 2024, Takeda decided to enter into discussions with Teva Pharmaceutical Industries Ltd. to dissolve a joint venture business in Japan primarily focused on generic medicines and long-listed products. Upon the decision, Takeda classified all of the corresponding associate’s shares of JPY 52,877 million to the assets held for sale and recorded an impairment loss of JPY 18,320 million under financial expenses for the six-month period ended September 30, 2024.

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11.    Bonds and Loans

(1) Bonds

During the six-month period ended September 30, 2024, Takeda issued the following bonds.

Hybrid Subordinated Bonds:

Issuance	June 2024
Issue Amount	JPY 460,000 million
Coupon	1.934% per annum through June 25, 2029 Interest rate of 1 year Japanese Government Bond + margin (1.400-2.400%) thereafter
Issue Price	100% of the principal amount
Maturity Date	June 25, 2084

USD Unsecured Senior Notes:

Issuance	July 2024
Issue Amount	USD 3,000 million
Coupon	5.300-5.800% per annum
Issue Price	100% of the principal amount
Maturity Date	July 5, 2034 - July 5, 2064

During the six-month period ended September 30, 2024, Takeda redeemed the following bonds in advance of their original maturity:

Instrument	Issuance	Redemption date	Principal Amount in contractual currency
USD Unsecured Senior Notes	September 2016	July 12, 2024	USD 1,500 million

(2) Loans

During the six-month period ended September 30, 2024, Takeda entered into the following borrowing:

Instrument	Execution	Maturity	Principal Amount in contractual currency
Bilateral Loans	April 2024	April 2031	JPY 50,000 million

During the six-month period ended September 30, 2024, Takeda repaid the following borrowing upon maturity:

Instrument	Execution	Repayment date	Principal Amount in contractual currency
Bilateral Loans	April 2017	April 25, 2024	JPY 50,000 million

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12.    Equity and Other Equity Items
(1) Issuance of shares and disposal of treasury shares
During the six-month period ended September 30, 2023, the Company conducted the disposal of 13,958 thousand treasury shares under the Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 47,614 million.
During the six-month period ended September 30, 2024, the Company issued 8,519 thousand shares of common stock and conducted the disposal of 7,327 thousand treasury shares under the LTIP for the Company Group employees overseas. The issuance of these shares resulted in an increase in share capital of JPY 18,064 million and share premium of JPY 18,064 million. The disposal of treasury shares resulted in a decrease in treasury shares of JPY 24,999 million.
The Company's common stock and treasury shares were converted into the Company’s American Depositary Shares and settled with employees.

(2) Dividends

Dividends declared and paid	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Record date	Effective date
Six-month period ended September 30, 2023 (April 1, 2023 to September 30, 2023)	140,475	90.00	March 31, 2023	June 29, 2023
Six-month period ended September 30, 2024 (April 1, 2024 to September 30, 2024)	148,041	94.00	March 31, 2024	June 27, 2024
Dividends declared for which the effective date falls in after September 30, 2024 are follows:

Dividends declared	Total dividends declared JPY (millions)	Dividends per share (JPY)	Record date	Effective date
For the fiscal year ending March, 2025 (April 1, 2024 to March 31, 2025)	155,893	98.00	September 30, 2024	December 2, 2024

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13.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs.

	JPY (millions)
As of September 30, 2024	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	—	16,893	8,902	25,795
Investments in convertible notes	—	—	12,730	12,730
Investments in debt instruments	—	—	11,848	11,848
Financial assets associated with contingent consideration arrangements	—	—	10,332	10,332
Derivatives for which hedge accounting is applied	—	34,396	—	34,396
Financial assets measured at fair value through OCI
Trade and other receivables	—	93,700	—	93,700
Equity instruments	80,833	—	79,209	160,043
Investments in debt instruments	14,294	—	—	14,294
Total	95,127	144,988	123,022	363,136

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	—	2,410	9,635	12,045
Financial liabilities associated with contingent consideration arrangements	—	—	7,212	7,212
Other	—	—	1,192	1,192
Derivatives for which hedge accounting is applied	—	17,192	—	17,192
Total	—	19,601	18,039	37,641
(2) Valuation Techniques
The fair value of derivatives classified as Level 2 is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data.
Derivatives classified as Level 3 include those recognized in connection with settlements of cash flows arising from differences between the fixed prices and floating market prices of renewable energy in a virtual power purchase agreement and those recognized in an agreement to offset the volatility of such cash flows. The fair value of derivatives in Level 3 is measured using the discounted cash flow method. The key assumptions taken into account include forecasted renewable energy prices and the expected generation of the renewable energy generating facility.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
The fair value of trade and other receivables, which are due from customers that Takeda has the option to factor, are measured based on the invoiced amount.
Equity investments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-

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end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 3.8 times to 14.8 times.
Financial assets and liabilities associated with contingent consideration arrangements are measured at fair value at the time of the divestiture or the acquisition date of business combination. When the contingent consideration arrangement meets the definition of a financial asset or liability, it is subsequently re-measured at fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized mainly in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The fair value of the other financial liabilities is measured using the discounted cash flow model.
(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the six-month period ended September 30, 2024. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the six-month period ended September 30, 2024, the companies listed their equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the six-month period ended September 30, 2024. There were no other significant transfers between levels of the fair value hierarchy during the six-month period ended September 30, 2024.
(4) Level 3 fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the six-month period ended September 30, 2024. The disclosure related to Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in (5) Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for Level 3 financial assets.

	JPY (millions)
	Six-month Period Ended September 30, 2024
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	12,293	88,925
Recognition of financial assets associated with contingent consideration arrangements	154	—
Changes recognized as finance income or finance expenses	708	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	(2,232)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(591)	(9,176)
Purchases	—	1,077
Transfers to Level 1	—	(1,626)
Acquisition from conversion of convertible notes	—	825
Transfers to investments accounted for using the equity method	—	(816)
As of the end of the period	10,332	79,209

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(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of financial liabilities associated with contingent consideration arrangements is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of September 30, 2024, the balance primarily relates to pre-existing contingent consideration arrangements from historical acquisitions.
The fair value of financial liabilities associated with contingent consideration arrangements could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities associated with contingent consideration arrangements for the six-month period ended September 30, 2024. There are no significant changes in fair value during the changes in significant assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

JPY (millions)
Six-month Period Ended September 30, 2024
As of the beginning of the period	7,772
Changes in the fair value during the period	112
Settled during the period	(239)
Foreign currency translation differences	(433)
As of the end of the period	7,212
(6) Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the condensed interim consolidated statements of financial position are as follows. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
	As of September 30, 2024
	Carrying amount	Fair value
Bonds	4,313,806	4,071,686
Long-term loans	737,203	732,160
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.
14.    Subsequent Events
On October 6, 2024, Takeda redeemed JPY 500,000 million in Hybrid subordinated bonds that were issued in June 2019, in advance of their original maturity of June 2079. The redemption was funded using the proceeds of the JPY 460,000 million Hybrid Bond issued on June 25, 2024 together with a JPY 40,000 million Syndicated Hybrid Loan drawn down on October 3, 2024. The impact from the accelerated debt repayment on the condensed interim consolidated statements of profit or loss was not material.

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2. Others
Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 148th fiscal year (from April 1, 2024 to March 31, 2025) at the meeting of the Board of Directors held on October 31, 2024.

(a)	Total amount of interim dividends	JPY 155,893,372,502
(b)	Interim dividend per share	JPY 98.00
(c)	Effective date/ Payment start date	December 2, 2024

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B. Information on Guarantors of the Company
Not applicable.